Exhibit 99.1

December 19, 2023

Diversified Energy Company PLC

(“Diversified” or the “Company”)

Diversified Responds to Market Reaction

Diversified Energy Company PLC (LSE: DEC, NYSE: DEC) today is providing a response to the movement in its share price. On December 18, 2023, the Company received a request for information from four members of the minority party (52 member committee) of the United States House of Representatives Committee on Energy and Commerce regarding its well retirement and emissions information. The Company is reviewing the letter and intends to engage in a positive and open manner, as it has continuously done, by providing information regarding the Company’s peer-leading environmental and operational actions that underpin its responsible asset stewardship approach.

One of the reasons cited for the information request was a 2021 media report that broadly speculated and inaccurately described numerous items, including how the Company addresses emissions and well retirement. Diversified has previously provided information on these topics and continues to transparently disclose all sustainability-related information, including emissions and well retirement, in its filings and annual sustainability reports. The Company has been awarded a Gold rating by the Oil & Gas Methane Partnership (OGMP) and Project Canary, two of the leading independent emissions monitoring programs for its measurement-driven approach across its asset footprint. The company has also dramatically reduced its reported Scope 1 emissions by more than 25% compared to 2020 and continues to deploy emissions best-in-class detection equipment and protocols, which includes completing emissions detection surveys on all its natural gas wells.

The Company has significantly expanded its well retirement segment, Next LVL Energy, allowing it to retire approximately 214 wells in 2022. Full modeling and accounting for the Company’s asset retirement obligations are audited by independent, global accounting firms and reserve engineers and transparently disclosed. In addition, Diversified has partnered with a number of states within its Appalachian footprint to retire state-owned orphan wells in a cost-efficient and environmentally sound manner.

As a Company that is part of the solution to a broader challenge of aging infrastructure that many industries face, including the energy industry, a core thesis of the unique and differentiating value we create is making the necessary time and monetary investments into the assets to improve their environmental and operating performance. The ownership and stewardship of mature assets allow us to be part of the solution, and Diversified and its employees are very proud to be doing our part for the energy industry in the United States. Working with other stakeholders, such as governments, the technology industry, and the energy industry, we will continue to drive positive changes and improvements to our assets, making Diversified the Right Company at the Right Time.

For further information, please contact:

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
www.div.energy

FTI Consulting	DEC@fticonsulting.com
US & UK Financial Public Relations

About Diversified Energy Company PLC

Diversified is a leading publicly traded energy company focused on natural gas and liquids production, transport, marketing, and well retirement. Through our differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.